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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number 0-18979

(Check one):
[  x]  Form 10-K                      [   ]  Form 11-K
[   ]  Form 20-F                      [   ]  Form 10-Q
[   ]  Form N-SAR
For Period Ended:   ____December 31, 1997____

[  ] Transition Report on Form 10-K   [   ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F   [   ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K
For the Transition Period Ended:  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________

                        Part I.  Registrant Information

Full name of registrant:  ____Government Trust G-2____
Former name if applicable:  ____________________________
Address of principal executive office: ____c/o Chase Manhattan Bank____ ______________________450 West 33rd Street, 15th Floor______
City, State and Zip Code:  ____New York, NY  10001____

                        Part II.  Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c)  The accountant's statement or other exhibit required by Rule
      12b-25(c) has been attached if applicable.
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                        Part III.  Narrative

State below in reasonable detail why Form 10-K, 11-K, 20-F, 10-Q,
N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As of this date, we are unable to complete Form 10-K. We have not received the opinion of the Independent Auditors, who are awaiting an opinion from the outside auditors of the Trustee relating to the Report on Transactions Processing, compiled as part of the annual audit of the Corporate Trust Department of the Trustee. The opinion of the Independent Auditors is to be filed as an Exhibit to Form 10-K.

                        Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:
     Dennis Kildea____________(212) 946-8608____________

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
      [x ]  Yes        [  ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
     [  ]  Yes        [x ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


_________________ Government Trust G-2 __________________
      (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    March 31, 1998              By:  Dennis Kildea
                                          Assistant Vice President



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